UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number 001-38421

GOLDEN BULL LIMITED

(Translation of registrant’s name into English)

No. 1599, Jianshe Road, Jianshe Town

Chongming District, Shanghai, China 202155
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Changes in Company's Certifying Accountant.

Resignation of Previous Independent Registered Public Accounting Firm

On September 23, 2019, Friedman LLP (“Friedman”) resigned as the independent registered public accounting firm of Golden Bull Limited (the “Company”). For the fiscal years ended December 31, 2018 and 2017, Friedman’s audit reports on the Company’s financial statements did not contain an adverse opinion or disclaimer of opinion.

During the fiscal years ended December 31, 2018 and any subsequent interim period through the date of resignation, September 23, 2019, (i) there were no “disagreements” (as described in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and Friedman on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to Friedman’s satisfaction, would have caused Friedman to make reference in connection with Friedman’s opinion to the subject matter of the disagreement; and (ii) there were no “reportable events” as the term is described in Item 304(a)(1)(v) of Regulation S-K.

We furnished a copy of the disclosures in this report to Friedman and have requested that Friedman furnish us with a letter addressed to the SEC stating whether such firm agrees with the above statements or, if not, stating the respects in which it does not agree. We have received the requested letter from Friedman, and a copy of the letter is filed with this Current Report on Form 6-K as Exhibit 99.1.

Appointment of New Independent Registered Public Accounting Firm

On September 23, 2019, Wei, Wei & Co., LLP (“WWC”) was appointed as the Company’s independent registered public accounting firm upon recommendation by the Audit Committee of the Company’s Board of Directors (the “Board”) and the approval of the Board, to audit the Company’s consolidated financial statements as of and for the fiscal year ending December 31, 2019.

During the two most recent fiscal years and through September 23, 2019, the Company has not consulted with WWC regarding (1) any matter that was the subject of a disagreement or a reportable event described in Items 304(a)(1)(iv) or (v), respectively, or (2) any matter that was the subject of a disagreement or a reportable event described in Items 304(a)(1)(iv) or (v), respectively, of Regulation S-K.

Financial Statements and Exhibits

Exhibits.

Number	Description
99.1	Letter of Friedman dated September 23, 2019 regarding change in independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN BULL LIMITED
(Registrant)

Date: September 23, 2019

By:	/s/ Erxin Zeng
Name: Erxin Zeng
Title: Chief Executive Officer

2